EXHIBIT 12

COMPUTATION OF RATIOS

(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference distributions for each of the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 are as follows:

	Year Ended December 31,
(Amounts in thousands)	2010		2009		2008		2007	2006
Net income from continuing operations	$656,825		$36,235		$182,703		$470,539	$594,443
Fixed charges	573,425		647,071		692,367		645,097	412,166
Income distributions from partially owned entities	55,397		30,473		44,690		24,044	35,911
Capitalized interest	(864)		(17,256)		(63,063)		(53,648)	(26,195)

Earnings - Numerator	$1,284,783		$696,523		$856,697		$1,086,032	$1,016,325

Interest and debt expense	$560,270		$617,994		$619,531		$583,281	$379,753
Capitalized interest	864		17,256		63,063		53,648	26,195
1/3 of rental expense – interest factor	12,291		11,821		9,773		8,168	6,218
Fixed charges - Denominator	573,425		647,071		692,367		645,097	412,166
Preferred unit distributions	73,726		76,734		76,834		77,009	80,518
Combined fixed charges and preference distributions - Denominator	$647,151		$723,805		$796,201		$722,106	$492,684

Ratio of earnings to fixed charges	2.24	(1)	1.08	(1)	1.24	(1)	1.68	2.47
Ratio of earnings to combined fixed charges and preference distributions	1.99	(2)	0.96	(2)	1.11	(2)	1.50	2.06

Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges, (iii) income distributions from partially owned entities, minus (iv) capitalized interest.  Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest, and (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals. Combined fixed charges and preference dividends equals fixed charges plus preferred unit distributions.

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(1)     Excluding the net gain on early extinguishment of debt of the Springfield Mall in 2010 and non-cash impairment charges recognized in the years ended December 31, 2010, 2009 and 2008, the ratios of earnings to fixed charges were 2.18, 1.49 and 1.44, respectively.

(2)     Excluding the net gain on early extinguishment of debt of the Springfield Mall in 2010 and non-cash impairment charges recognized in the years ended December 31, 2010, 2009 and 2008, the ratios of earnings to combined fixed charges and preference distributions were 1.93, 1.34 and 1.30, respectively.